Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: April 25, 2007
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

Swisscom AG Alte Tiefenaustrasse 6 3050 Bern Switzerland Valor No. 874 251 ISIN CH0008742519	April 24, 2007
Resolutions of the Shareholders’ Meeting of Swisscom AG of April 24, 2007
The Shareholders’ Meeting of Swisscom AG which took place on Tuesday, April 24, 2007 in the Hallenstadion at Wallisellenstrasse 45, Zurich-Oerlikon has taken the following resolutions:
Item 1: Annual report, annual financial statement and consolidated financial statements for the fiscal year 2006, reports of the statutory and group auditors
The Shareholders’ Meeting took note of the reports of the statutory and group auditors and has approved the annual report, the annual financial statement and the consolidated financial statements for fiscal year 2006.
Item 2: Appropriation of retained earnings and declaration of dividends
The Shareholders’ Meeting has appropriated the retained earnings of CHF 1 935 million for fiscal year 2006 as follows: CHF 881 million as dividend payments and CHF 1 054 million to be carried forward to the next fiscal year.
Item 3: Discharge of the members of the Board of Directors and the Executive Board
The Shareholders’ Meeting has granted discharge to the members of the Board of Directors and the Executive Board for the activity in fiscal year 2006.
Item 4: Change of clause 6.1.2 of the articles of incorporation
The Shareholders’ Meeting has increased the maximum term of office for members of the Board of Directors from eight to twelve years and has revised clause 6.1.2 of the articles of incorporation. Clause 6.1.2 of the articles of incorporation therefore reads as follows (change emphasized through italics):
“It shall, as a rule, be elected by the ordinary Shareholders’ Meeting for a period of two years of office, subject to prior resignation or removal. The term of office of members of the board shall commence upon election. A year of office is taken to be the period of time from one ordinary Shareholders’ Meeting until the closing of the next ordinary Shareholders’ Meeting. Members of the Board of Directors who have reached the age of 70 shall retire from the Board of Directors upon the date of the next ordinary Shareholders’ Meeting. Members may serve a maximum of twelve years of office on the Board of Directors.”

Item 5: Re-elections to the Board of Directors
Item 5.1: Re-election of Fides P. Baldesberger
The Shareholders’ Meeting has re-elected Fides P. Baldesberger, from Frick and Zollikon, residing in Lugano, for a two-year term of office as a member of the Board of Directors.
Item 5.2: Re-election of Michel Gobet
The Shareholders’ Meeting has re-elected Michel Gobet, from Le Glèbe, residing in Neuenburg, be re-elected for a further two-year term of office as a member of the Board of Directors.
Item 5.3: Re-election of Dr. Torsten G. Kreindl
The Shareholders’ Meeting has re-elected Dr. Torsten G. Kreindl, from Austria, residing in Munich (D), be re-elected for a further two-year term of office as a member of the Board of Directors.
Item 5.4: Re-election of Richard Roy
The Shareholders’ Meeting has re-elected Richard Roy, from Germany, residing in Dreieich (D), be re-elected for a further two-year term of office as a member of the Board of Directors.
Item 5.5: Re-election of Othmar Vock
The Shareholders’ Meeting has re-elected Othmar Vock, from Zurich, residing in Itingen, be re-elected for a two-year term of office as a member of the Board of Directors.
Item 6: Re-election of statutory auditors and group auditors
The Shareholders’ Meeting has re-elected KPMG Klynveld Peat Marwick Goerdeler SA of Muri, near Berne, be re-elected as statutory auditors and group auditors for a one-year term.
For further information, please contact
www.swisscom.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: April 25, 2007	by:	/s/ Rolf Zaugg
	Name:	Rolf Zaugg
	Title:	Senior Counsel Head of Capital Market & Corporate Law